UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: September 8, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Report 2015

99.2	Notification Letter Request Form for Non-registered Holders

Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	CEO’S STATEMENT

6	KEY FIGURES

7	BUSINESS OVERVIEW

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

15	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

16	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

17	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

47	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

48	OTHER INFORMATION

1

Chairman’s Statement

Dear Shareholders,

In the first half of 2015, the world economic recovery was slow, the economic growth in China stabilized from slowing down and saw signs of bottoming out, while international oil prices continued to hover at low levels. In view of the challenges from the external environment, staff at all levels of the Company worked hand in hand and took the initiative to adapt to the “New Normal”. We made further progress in our focus on the “Year of Quality and Efficiency” program and achieved notable results.

During the period, the Company moved forward steadily on its oil and gas exploration activities and achieved encouraging results. Positive momentum continued in our exploration activities offshore China. Our construction projects also progressed smoothly with majority of the new projects commencing production ahead of schedule. Our efforts to reduce costs and enhance efficiency in our development and production operations achieved outstanding results and oil and gas production significantly increased year over year. Under the low oil prices environment, the Company was able to maintain its profitability and healthy financial position. All-in cost per BOE was well managed. Meanwhile, the Company maintained a good record in health, safety and environmental protection.

In view of the Company’s financial position and in accordance with its dividend policy, the Board of Directors has declared an interim dividend of HK$0.25 per share (tax inclusive) for the first half of 2015.

Looking forward to the second half of the year and beyond, the Company expects the severe operating environment to continue. There is little optimism in the world’s macro-economic environment; international oil prices are expected to remain at a low level and competition in China’s natural gas market is expected to intensify. We will fortify our confidence about the future, remain steadfast in implementing our established strategy, and pursue high-quality, effective and sustainable development.

We will focus more on economic efficiency. The development of the Company in the future will be driven by both production and economic efficiency instead of only by production volume. We will emphasize economic production volume rather than focus solely on production growth. We will strive to minimize cyclical fluctuations in production profile and enhance our competitiveness during downturn periods.

On overseas development, we will strengthen the concept of “assets management” and balance the relationship between scale and profitability of our assets. We will continue to optimize our asset portfolio and raise the profitability of the overseas assets. At the same time, we will integrate our various resources from a global perspective which cover technologies, talents, management and capital in order to enhance our international profile to a higher level.

2

Meanwhile, we will continue to treat production safety as the Company’s most fundamental value which we will conscientiously pursue. We will continue to strengthen our safety management and to identify and solve hidden safety problems in order to eradicate potential major accidents to ensure our sustainable long-term development.

Dear shareholders, in view of the complicated and volatile external environment, we will closely monitor the international economy and the trend of industry development. We will observe international practices and take an active part in global competition. We will also put in strong efforts to remain at the forefront of the industry, utilize our advantages, establish first class international competitiveness, and continue to create greater value for our shareholders.

YANG Hua

Chairman

Hong Kong, 26 August 2015

3

CEO’s Statement

Dear Shareholders,

During the first half of 2015, faced with the low international oil prices environment, our staff at all levels have taken proactive steps by making tremendous efforts to reduce costs and enhance efficiency. The concept of efficiency has also been infiltrated into our various operational activities while measures were taken to streamline the management structure and raise the standard of management. As a result of these initiatives, favourable results were achieved during the period: our exploration, development and production activities have maintained stable growth, and major financial indicators remained healthy.

REVIEW OF THE FIRST HALF OF THE YEAR

In the area of exploration, the Company made six new discoveries and drilled 21 successful appraisal wells. In offshore China, the Company made a mid-sized light crude oil discovery in Eastern South China Sea, namely Liuhua 20-2, which is expected to facilitate the joint development with the neighbouring Liuhua 16-2 and Liuhua 23-1 oil and gas structures. The Company also made another mid-sized discovery in Bohai, namely Penglai 20-2.

On development and production, during the first half of the year, net oil and gas production reached 240.1 million BOE, representing a 13.5% increase year over year. With the new projects commencing production, our production volume offshore China increased significantly by 19.1%. The Company also achieved steady production growth overseas, mainly attributable to the Golden Eagle project in the U.K. North Sea which commenced production in the second half of last year, as well as production ramp-up of the Eagle Ford project in the U.S. and the Missan oilfields in Iraq.

Construction of new projects also progressed smoothly. To date, of the seven projects that were planned to commence production this year, five have already commenced production, including Jinzhou 9-3 oilfield comprehensive adjustment, Bozhong 28/34 oilfields comprehensive adjustment, Kenli 10-1 oilfield and Dongfang 1-1 gas field phase one adjustment, which all commenced production in the first half of the year, as well as Luda 10-1 oilfield comprehensive adjustment, which commenced production in July. Benefitting from our measures to reduce costs and increase efficiency, a number of projects have commenced production earlier than schedule and the respective costs were lower than targeted budget.

With regard to our financial performance, the Company effectively controlled its costs benefitting from our measures to reduce costs and enhance efficiency. Compared to the same period last year, all-in cost per BOE decreased 4.5% year over year to US$41.24, of which operating cost per BOE decreased significantly by 18.5%. The significant decline in international oil prices has however offset the positive impact of the oil and gas production growth. During the period, oil and gas sales revenue was RMB77.03 billion, representing a decline of 34.2% year over year. Net profit was RMB14.73 billion and earnings per share was RMB0.33, representing a decline of 56.1% year over year.

The Company always places health, safety and environmental protection as its top priority. In the first half of the year, by insisting on high standards in these areas, the safety of the staff members and the stability of our production operation were ensured.

4

OUTLOOK FOR THE SECOND HALF OF THE YEAR

In the second half of the year, facing challenges from the weakness of the global economy and persistently low international oil prices, we will continue to push ahead the “Year of Quality and Efficiency” program, with emphasis on the following areas:

Firstly, to strengthen measures to reduce costs and enhance efficiency. We will strictly control costs, raise the quality and efficiency of our future development and expand our achievements in all areas while maintaining health, safety and environmental protection.

Secondly, to meticulously organize production operation. We will carry out our oil and gas exploration and development by focusing on economic benefits, accelerate the assessment of important exploration targets and advance the integration of exploration and development. We will also maximize our efforts to ensure base production of the existing oil and gas fields, to bring forward new project construction and to ensure that our annual production targets are met.

Thirdly, to enforce a safety culture and ensure safe and stable oil and gas operation. We will be fully prepared for the upcoming typhoon season in the second half of the year offshore China and implement the measures related to typhoon prevention and staff evacuation. We will also strengthen the management of overseas safety and environmental protection and ensure smooth progress of production operations.

We will effectively execute the year’s operational strategy under the guidance of the Company’s growth strategy, proactively deal with the adverse environment of low oil prices and ensure that all annual production and operation targets for the year are achieved.

LI Fanrong

Chief Executive Officer

Hong Kong, 26 August 2015

5

Key Figures

	Six months ended 30 June
	2015	2014

Net profit, million RMB	14,733	33,593
Basic earnings per share, RMB	0.33	0.75

Total oil and gas sales, million RMB	77,034	117,095
Total revenue, million RMB	89,589	138,800

Interim dividend per share, HK$ (tax inclusive)	0.25	0.25

Net Production*
Crude and liquids, million barrels	200.4	171.3
Natural gas, billion cubic feet	232.3	233.9
Total, million BOE	240.1	211.6

*	Including our interest in equity-accounted investees, which is approximately 9.0 million BOE for the first half of 2015 and approximately 8.5 million BOE for the first half of 2014.

6

Business Overview

Cost reduction and efficiency enhancement

In the first half of 2015, amid the low oil prices environment, the Company firmly implemented the operating strategy formulated at the beginning of the year, focused on reducing costs and enhancing efficiency, and achieved favorable results. The Company’s operational efficiency increased in exploration, development and production while all-in cost per BOE decreased.

On exploration, ensure spending in core area offshore China, and prioritise mature areas and rolling areas. Overseas, negotiations were held with partners to optimize the exploration activities. Prices of well drilling, well logging and testing services were reduced after proactive negotiation with various contractors. Exploration program was also optimized to improve the utilization of exploration resources.

On development and production, we changed the review system of branches to motivate more stringent cost control. We also optimized management systems, and conducted special programs to reduce operating cost. At the same time, we fully utilized the market mechanism to bring down the costs of services and supplies.

EXPLORATION

In the first half of 2015, the Company made a total of six new discoveries and drilled 21 successful appraisal wells. In offshore China, the Company drilled a total of 67 exploration wells and had five new discoveries and 17 successful appraisal wells, resulting in a success rate of 34-59% of independent exploration wells. The five new discoveries were Penglai 20-2, Penglai 7-6 and Qinhuangdao 33-5 in Bohai, Wushi 16-1W in Western South China Sea and Liuhua 20-2 in Eastern South China Sea. Liuhua 20-2 and Penglai 20-2 are both mid-sized discoveries and are expected to drive joint development in the related regions. Overseas, the Company had one new discovery and drilled four successful appraisal wells. In addition, 7,248 km of 2D seismic data and 8,837 km2 of 3D seismic data were acquired.

7

The Company’s major exploration activities as at 30 June 2015 are shown in the table below:

	Wildcat		Appraisal wells
		Success +		Success +
Exploration Wells	Completed	Uncertain	Completed	Uncertain

Offshore China (Independent)	35	5+9	30	17+7
Offshore China (PSC)	2	0+1	0	0+0
Overseas	5	1+2	4	4+0

Seismic Data	2D (km)	3D (km2)

Independent	7,248	8,644
PSC	0	193

Total	7,248	8,837

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized its operation resources and made smooth progress in engineering construction for the seven new projects expected to commence production this year. Jinzhou 9-3 oilfield comprehensive adjustment, Bozhong 28/34 oilfields comprehensive adjustment, Kenli 10-1 oilfield and Dongfang 1-1 gas field phase one adjustment commenced production in the first half of the year. The Company also announced that Luda 10-1 oilfield comprehensive adjustment project commenced production in July. Other projects progressed smoothly.

In the first half of the year, the Company’s total net production achieved stable growth and reached 240.1 million BOE, representing an increase of 13.5% year over year. Net production from offshore China increased to 156.3 million BOE, representing a significant increase of 19.1% year over year. This is mainly attributable to the contribution of the new projects in Bohai and Eastern South China Sea. Net production from overseas was 83.9 million BOE, representing an increase of 4.4% year over year, which was mainly due to the ramping up of the Golden Eagle project in the U.K. North Sea, the production from new development wells in the Eagle Ford project in the U.S. and the Missan oilfields in Iraq.

In the second half of the year, facing challenges including typhoons, the Company will continue to implement measures to stabilize and enhance production from producing oil and gas fields and push forward the development of new oil and gas projects to ensure the annual production target for 2015 is achieved.

8

The Company’s production by region is shown in the table below:

	First half of 2015*		First half of 2014*
	Crude and	Natural	Crude and	Natural
	liquids	gas	liquids	gas
	(million		(million
	barrels)	(bcf)	barrels)	(bcf)

China
Bohai	83.4	24.8	70.1	25.7
Western South China Sea	17.0	57.0	15.0	63.6
Eastern South China Sea	34.3	34.4	25.9	22.8
East China Sea	0.5	8.9	0.3	4.9

Subtotal	135.2	125.1	111.4	116.9

Overseas
Asia (excluding China)	8.3	24.3	5.9	24.7
Oceania	0.4	11.3	0.7	17.3
Africa	14.9	–	13.6	–
North America (excluding Canada)	10.0	23.7	8.3	17.9
Canada	8.6	13.5	8.6	22.5
South America	4.5	25.8	4.2	24.0
Europe	18.9	8.6	18.5	10.6

Subtotal	65.2	107.2	59.9	117.0

Total	200.4	232.3	171.3	233.9

Total net production (million BOE)		240.1		211.6

*	Including our interest in equity-accounted investees, which is approximately 9.0 million BOE in the first half of 2015 and 8.5 million BOE in the first half of 2014.

Capital Expenditure

The Company’s capital expenditure budget for 2015 is RMB70-80 billion. In the first half of the year, the Company’s capital expenditure was RMB33.0 billion (excluding capitalised interests of RMB0.74 billion), representing a 31.4% decrease year over year, of which capital expenditure for exploration, development and production was RMB7.2 billion, RMB22.0 billion and RMB3.6 billion, respectively, representing a decrease of 36.3%, 29.0% and 33.3% year over year. The decrease in capital expenditure is consistent with the Company’s plan at the beginning of the year. The Company proactively responded to low oil prices by moderately cutting its total capital expenditure. The Company has partially mitigated the impact of reduced capital expenditure through cost saving and efficiency improvement to ensure ongoing development and production operation.

9

Cost

Compared with the first half of 2014, the main changes in cost items are as follows: our operating expenses decreased 7.4% to RMB13,593 million in the first half of 2015 compared to RMB14,685 million in the first half of 2014, mainly due to the Company’s vigorous efforts in reducing costs and enhancing efficiency. Depreciation, depletion and amortization expenses (“DD&A”) increased 31.4% to RMB36,757 million compared to RMB27,966 million in the same period of 2014, mainly due to the increase in production from oilfields with high DD&A rate. Income tax credit was RMB1,914 million in the first half of 2015, while in the same period of 2014 income tax expense was RMB15,054 million, mainly because that the U.K. government decreased the combined income tax rate on North Sea oil and gas activities to 50% from 62% and resulted in one-time reversal of net deferred tax liability of RMB 3,652 million. In addition, the lower profitability of overseas assets due to decreased oil prices resulted in a further decline in income tax expense.

10

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2015

(All amounts expressed in millions of Renminbi, except per share data)

	Six months ended 30 June
	Notes	2015	2014
		(Unaudited)	(Unaudited)

REVENUE
Oil and gas sales	3	77,034	117,095
Marketing revenues	3	11,410	19,673
Other income		1,145	2,032

		89,589	138,800

EXPENSES
Operating expenses		(13,593)	(14,685)
Taxes other than income tax	6(ii)	(5,532)	(7,793)
Exploration expenses		(4,481)	(4,742)
Depreciation, depletion and amortisation		(36,757)	(27,966)
Special oil gain levy	4	(59)	(11,971)
Impairment and provision	9	(1,385)	–
Crude oil and product purchases	3	(10,565)	(18,481)
Selling and administrative expenses		(2,544)	(3,424)
Others		(999)	(1,289)

		(75,915)	(90,351)

PROFIT FROM OPERATING ACTIVITIES		13,674	48,449
Interest income		503	577
Finance costs	5	(2,849)	(2,302)
Exchange loss, net		(185)	(163)
Investment income		1,219	1,253
Share of profits of associates		179	85
Share of profit of a joint venture		212	533
Non-operating income, net		66	215

PROFIT BEFORE TAX		12,819	48,647
Income tax credit/(expense)	6(i)	1,914	(15,054)

PROFIT FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		14,733	33,593

11

		Six months ended 30 June
	Notes	2015	2014
		(Unaudited)	(Unaudited)

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently
reclassified to profit or loss:
Net gain on available-for-sale financial assets,
net of tax	8	31	1,358
Exchange differences on translation
of foreign operations		(123)	1,261
Share of other comprehensive (expense)/income
of associates		(22)	3
Other items that will not be reclassified to profit or loss		9	–

OTHER COMPREHENSIVE (EXPENSE)/INCOME
FOR THE PERIOD, NET OF TAX		(105)	2,622

TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD ATTRIBUTABLE TO
OWNERS OF THE PARENT		14,628	36,215

EARNINGS PER SHARE FOR THE PERIOD
ATTRIBUTABLE TO ORDINARY EQUITY
HOLDERS OF THE PARENT
Basic (RMB Yuan)	7	0.33	0.75
Diluted (RMB Yuan)	7	0.33	0.75

Details of the interim dividends declared for the period are disclosed in note 15 to the interim condensed consolidated financial statements.

12

Interim Condensed Consolidated Statement of Financial Position

30 June 2015

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2015	2014
		(Unaudited)	(Audited)

NON-CURRENT ASSETS
Property, plant and equipment	9	457,348	463,222
Intangible assets	10	15,855	16,491
Investments in associates		4,093	4,100
Investment in a joint venture		21,312	21,150
Available-for-sale financial assets	20	5,319	5,337
Deferred tax assets		9,802	5,877
Other non-current assets		6,768	5,974

Total non-current assets		520,497	522,151

CURRENT ASSETS
Inventories and supplies		10,575	10,608
Trade receivables	11	24,767	29,441
Derivative financial assets	20	31	303
Available-for-sale financial assets	20	73,237	54,030
Other current assets		7,531	8,573
Time deposits with maturity over three months		17,310	22,835
Cash and cash equivalents		17,891	14,918

Total current assets		151,342	140,708

CURRENT LIABILITIES
Loans and borrowings	13	24,889	31,180
Trade and accrued payables	12	38,502	52,192
Derivative financial liabilities	20	24	316
Other payables and accrued liabilities		21,355	11,499
Taxes payable		8,302	8,311

Total current liabilities		93,072	103,498

NET CURRENT ASSETS		58,270	37,210

TOTAL ASSETS LESS CURRENT LIABILITIES		578,767	559,361

13

		30 June	31 December
	Notes	2015	2014
		(Unaudited)	(Audited)

NON-CURRENT LIABILITIES
Loans and borrowings	13	123,559	105,383
Provision for dismantlement		56,782	52,433
Deferred tax liabilities		13,801	20,189
Other non-current liabilities		1,654	1,746

Total non-current liabilities		195,796	179,751

NET ASSETS		382,971	379,610

EQUITY
Equity attributable to owners of the parent
Issued capital	14	43,081	43,081
Reserves		339,890	336,529

TOTAL EQUITY		382,971	379,610

14

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2015

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

		Share
		premium		Statutory
		and capital	Cumulative	and non-			Proposed
	Issued	redemption	translation	distributive	Other	Retained	final
	capital	reserve	reserve	reserves	reserves	earnings	dividend	Total

At 1 January 2014	949	42,132	(21,372)	20,000	8,974	279,668	11,269	341,620
Profit for the period	–	–	–	–	–	33,593	–	33,593
Other comprehensive income,
net of tax	–	–	1,261	–	1,361	–	–	2,622

Total comprehensive income	–	–	1,261	–	1,361	33,593	–	36,215
Transfer upon abolition of par value
under the Hong Kong
Companies Ordinance *	42,132	(42,132)	–	–	–	–	–	–
2013 final dividend	–	–	–	–	–	(71)	(11,269)	(11,340)

At 30 June 2014 (Unaudited)	43,081	–	(20,111)	20,000	10,335	313,190	–	366,495

At 1 January 2015	43,081	–	(20,918)	20,000	6,497	319,625	11,325	379,610
Profit for the period	–	–	–	–	–	14,733	–	14,733
Other comprehensive (expense)/
income, net of tax	–	–	(123)	–	18	–	–	(105)

Total comprehensive (expense)/income	–	–	(123)	–	18	14,733	–	14,628
2014 final dividend	–	–	–	–	–	58	(11,325)	(11,267)

At 30 June 2015 (Unaudited)	43,081	–	(21,041)	20,000	6,515	334,416	–	382,971

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

15

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2015

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Net cash generated from operating activities	32,596	55,829
Net cash used in investing activities	(40,368)	(43,890)
Net cash generated from/(used in) financing activities	10,862	(775)

Net increase in cash and cash equivalents	3,090	11,164
Cash and cash equivalents at beginning of period	14,918	14,318
Effect of foreign exchange rate changes, net	(117)	77

Cash and cash equivalents at end of period	17,891	25,559

16

Notes to Interim Condensed Consolidated Financial Statements

30 June 2015

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2015, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

17

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:
CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB8.5 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa

18

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries* (continued):
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Marketing	Canada	N/A	100%	Sales and marketing of oil and gas products in Canada
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA**	Brazil	R$2,186,000,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC***	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd***	Australia	US$1	100%	Bond issuance

19

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Joint venture:
Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities
Northern Cross (Yukon) Limited	Canada	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$1,646,000,000 to R$2,186,000,000 on 11 February 2015.

***	CNOOC Finance (2015) U.S.A. LLC was incorporated on 23 March 2015 and CNOOC Finance (2015) Australia Pty Ltd was incorporated on 18 March 2015, for issuing guaranteed notes (note 13).

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

20

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2015 have been prepared in accordance with International Accounting Standard 34 and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2014. The adoption of amendments to International Financial Reporting Standards/Hong Kong Financial Reporting Standards and the new interpretation effective for the current interim period commenced from 1 January 2015 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value of the derivative contracts is also included in marketing revenues.

21

4.	SPECIAL OIL GAIN LEVY

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$55 with effect from 1 November 2011 and to further increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,254 million (six months ended 30 June 2014: approximately RMB1,150 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2015.

6.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2014: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56% (2014: 10% to 62%). On 26 March 2015, the U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% with effect from 1 January 2015.

22

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–	Resource taxes (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts. The resource tax rate has been changed from 5% to 6% since 1 December 2014.

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

–	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

23

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	14,733	33,593

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	59,054,410	89,768,572

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,706,510,394	44,737,224,556

Earnings per share – Basic (RMB Yuan)	0.33	0.75

– Diluted (RMB Yuan)	0.33	0.75

8.	NET GAIN ON AVAILABLE-FOR-SALE FINANCIAL ASSETS, NET OF TAX

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Available-for-sale financial assets:
Fair value change arising during the period	1,245	2,610
Reclassification adjustment for net gain included
in the investment income	(1,174)	(1,253)
Income tax effect	(40)	1

	31	1,358

The other comprehensive income or expense of the Group’s available-for-sale investments was derived from investment of corporate wealth management products, liquidity funds and equity investment.

24

9.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2015, additions to the Group’s property, plant and equipment, amounted to approximately RMB33,394 million (six months ended 30 June 2014 approximately RMB46,179 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB744 million (six months ended 30 June 2014 approximately RMB867 million) in respect of interest capitalised in property, plant and equipment.

Impairment and provision recognised during the period included the impairment loss of approximately RMB1,450 million to reduce the carrying amount of certain oil and gas properties to the recoverable amount. This impairment loss was mainly related to fields in North America, South America and Africa which was primarily due to the decline in crude oil price.

10.	INTANGIBLE ASSETS

The intangible assets of the Group comprise gas processing rights of the NWS Project, marketing transportation and storage contracts and seismic data usage rights, software, goodwill and others. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the exploration and production (“E&P”) segment.

25

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

As at 30 June 2015 and 31 December 2014, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

12.	TRADE AND ACCRUED PAYABLES

As at 30 June 2015 and 31 December 2014, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

13.	LOANS AND BORROWINGS

Current

	Effective interest rate	30 June	31 December
	and final maturity	2015	2014
		(Unaudited)	(Audited)

Short-term loans
and borrowings
– General loans	LIBOR+0.52% to 0.85% per annum
	with maturity within one year***	20,136	30,250

		20,136	30,250

Loans and borrowings
due within one year
– For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity within one year	168	160
– Notes*		4,585	770

		4,753	930

		24,889	31,180

26

Non-current

	Effective interest rate	30 June	31 December
	and final maturity	2015	2014
		(Unaudited)	(Audited)

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project**	with maturity through 2021	948	1,035
Notes*		122,611	104,348

		123,559	105,383

*	The detail of notes are as follows:

			Outstanding Principal Amount
			30 June	31 December
Issued by	Maturity	Coupon Rate	2015	2014
			(Unaudited)	(Audited)
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2016	1.125%	750	750
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Due in 2017	1.625%	1,250	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Due in 2015	5.2%	–	126
Nexen	Due in 2017	5.65%	62	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	–
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	–
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	–

All the notes issued mentioned above were guaranteed by the Company.

27

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million.

***	As at 30 June 2015, US$694 million shareholder loans (31 December 2014: US$694 million) of the Group was included in general loans. For details please refer to Note 17(v).

There is no default of principal, interest or redemption terms of the loans and borrowings during the period.

28

14.	SHARE CAPITAL

		Issued
	Number	share capital
	of shares	equivalent of
		RMB million

Issued and fully paid shares:
Ordinary shares of HK$0.02 each as at 1 January 2014	44,647,455,984	949

Transfer from share premium and capital redemption
reserve upon abolition of par value*	–	42,132

As at 31 December 2014 (audited)	44,647,455,984	43,081

As at 30 June 2015 (unaudited)	44,647,455,984	43,081

15.	DIVIDENDS

On 26 August 2015, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive) per share (six months ended 30 June 2014: HK$0.25 (tax inclusive) per share), totaling approximately HK$11,162 million (tax inclusive) (equivalent to approximately RMB8,802 million (tax inclusive)) (six months ended 30 June 2014: approximately RMB8,860 million (tax inclusive)), based on the number of issued shares as at 30 June 2015.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

29

16.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (as defined in the “Other Information” section); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

During the six months ended 30 June 2015, the movements in the options granted under all of the above share option schemes were as follows:

		Weighted
	Number of	average
	share options	exercise price
		HK$

Outstanding as at 1 January 2015	311,184,000	10.17
Forfeited during the period	–	–
Expired during the period	–	–

Outstanding as at 30 June 2015	311,184,000	10.17

Exercisable as at 30 June 2015	311,184,000	10.17

No share options had been cancelled during the six months ended 30 June 2015.

As at 30 June 2015, the share options outstanding under these share option schemes represented approximately 0.70% of the Company’s shares in issue as at that date (31 December 2014: 0.70%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2015.

30

17.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions are defined in Chapter 14A of Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of items listed below also constitute related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 6 November 2013 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2014. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreement entered into by the Company on 1 November 2010. The continuing connected transactions under such comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2014 were approved by the independent shareholders of the Company on 27 November 2013. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of marketing, management and ancillary services

(e)	FPSO vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

(b)	Long-term sales of natural gas and liquefied natural gas

31

Pricing principles

The continuing connected transactions described above are based on negotiations with the CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For the continuing connected transactions referred to in paragraphs (1)(a) to (1)(d) above provided by CNOOC and/or its associates to the Group and paragraph (2) above provided by the Group to CNOOC and/or its associates, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)	when neither (i) nor (ii) is applicable, the costs of the CNOOC Group or the Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph (1)(e) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs (3)(a) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs (3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

32

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Provision of exploration and support services	3,433	5,124
– Inclusive of amount capitalised under property,
plant and equipment	1,813	3,213
Provision of oil and gas development
and support services	10,601	17,187
Provision of oil and gas production
and support services (Note a)	3,724	3,681
Provision of marketing, management
and ancillary services (Note b)	332	300
FPSO vessel leases (Note c)	972	586

	19,062	26,878

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2015 and 2014.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Sales of petroleum and natural gas products
(other than long-term sales of natural gas
and liquefied natural gas) (Note d)	56,069	89,337
Long-term sales of natural gas
and liquefied natural gas (Note e)	4,823	3,257

	60,892	92,594

33

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (Note f)

(a)	Interest income received by the Group

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Interest income from deposits
in CNOOC Finance	357	388

(b)	Deposits balances made by the Group

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Deposits in CNOOC Finance	20,641	19,462

(v)	Balances with CNOOC Group

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Amount due to CNOOC
– included in other payables and accrued liabilities	7,310	240
Amounts due to other related parties
– included in trade and accrued payables	19,566	21,164

	26,876	21,404

Borrowings from CNOOC (Note g)	4,240	4,244

Amounts due from other related parties
– included in trade receivables	11,600	10,098
– included in other current assets	406	459

	12,006	10,557

34

(vi)	Balance with a joint venture

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Amount due from a joint venture
– included in other current assets	118	91

	118	91

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 12% (six months ended 30 June 2014: 8%) of the Group’s revenue in the six-month period ended 30 June 2015 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2015, as summarised below:

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Cash and cash equivalents	9,122	6,067
Time deposits with maturity over three months	493	4,214
Specified dismantlement fund accounts, included
in other non-current assets	4,794	3,981

	14,409	14,262

Interest rates for the above time deposits, specified dismantlement fund accounts and short-term bank loans are at prevailing market rates.

35

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)

Short-term employee benefits	9	9
Pension scheme contributions	1	–

Amount paid/payable during the period	10	9

	10	9

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Accumulated investment	899	896

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

36

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 27 November 2013, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2014 to 31 December 2016. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance of deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2015 was RMB22,000 million (2014: RMB22,000 million).

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 30 June 2015, the withdrawal amount of the loan was US$130 million (31 December 2014: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 30 June 2015, the withdrawal amount of the loan was US$564 million (31 December 2014: US$564 million).

37

18.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2015, the following capital commitments are principally for the construction of property, plant and equipment:

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Contracted, but not provided for*	43,389	39,630
Authorised, but not contracted for	102,960	115,269

*	The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB2,976 million (31 December 2014: RMB5,870 million) contracted with CNOOC Group.

Capital commitments of a joint venture:

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Contracted, but not provided for	928	1,612
Authorised, but not contracted for	1,073	–

As at 30 June 2015, the Group had unutilised banking facilities amounted to approximately RMB62,079 million (31 December 2014: approximately RMB63,623 million).

38

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 30 June 2015, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,211	1,758
Later than one year and not later than two years	728	888
Later than two years and not later than five years	1,564	2,048
Later than five years	2,159	1,888

	5,662	6,582

The above table includes minimum lease payments of approximately RMB82 million (31 December 2014: RMB405 million) to CNOOC Group.

Office properties commitments of a joint venture:

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Commitments due:
No later than one year	30	31
Later than one year and not later than two years	20	25
Later than two years and not later than five years	26	33
Later than five years	35	34

	111	123

39

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 30 June 2015, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2015	2014
	(Unaudited)	(Audited)

Commitments due:
No later than one year	1,103	1,687
Later than one year and not later than two years	708	774
Later than two years and not later than five years	1,533	1,863
Later than five years	4,262	4,458

	7,606	8,782

The above table includes minimum lease payments of approximately RMB3,561 million (31 December 2014: RMB4,311 million) to the CNOOC Group.

(iii)	Contingencies

(a)	With respect to Penglai 19-3 Oilfield Oil Spill Accidents (please refer to the Annual Reports and/or Interim Reports of the Company issued in or after 2012 for the background information), the Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the production sharing contract (the “PSC”) and related agreements, among others. Based on evaluations performed as of the date of the interim condensed consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the above mentioned accidents in the interim condensed consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the interim condensed consolidated financial statements.

40

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase our tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

19.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: E&P, trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

41

The following table presents revenue, profit, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment revenue
Sales to external customers:
Oil and gas sales	77,034	117,095	–	–	–	–	–	–	77,034	117,095
Marketing revenues	–	–	11,410	19,673	–	–	–	–	11,410	19,673
Intersegment revenues	6,655	8,121	–	–	–	–	(6,655)	(8,121)	–	–
Other income	1,078	1,466	15	87	76	487	(24)	(8)	1,145	2,032

Total	84,767	126,682	11,425	19,760	76	487	(6,679)	(8,129)	89,589	138,800

Segment result
Profit for the period	19,807	40,941	549	519	3,442	456	(9,065)	(8,323)	14,733	33,593

E&P	Trading business	Corporate	Eliminations	Consolidated
30	31	30	31	30	31	30	31	30	31
June	December	June	December	June	December	June	December	June	December
2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information

Segment assets	541,096	525,655	3,602	8,671	375,404	392,945	(248,263)	(264,412)	671,839	662,859

Segment liabilities	(349,372)	(381,342)	(2,097)	(7,142)	(146,685)	(111,311)	209,286	216,546	(288,868)	(283,249)

20.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes. The total gains or losses in profit or loss for the period attributable to the realised and unrealised gains or losses relating to total derivative financial assets and liabilities that are included in “marketing revenues” is RMB105 million (six months ended 30 June 2014: RMB235 million).

42

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables, short-term loans, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2015 and 31 December 2014.

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB127,394 million as at 30 June 2015 (31 December 2014: RMB108,106 million), which was determined by reference to the market price as at 30 June 2015.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1:   quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2:    fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3:   fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

43

As at 30 June 2015 and 31 December 2014 the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2015	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds	13	–	13	–
Corporate wealth management products	68,122	–	68,122	–
Liquidity funds	5,102	5,102	–	–
Derivative financial assets – current	31	–	8	23

	73,268	5,102	68,143	23

Available-for-sale financial assets-non current
Equity investment	3,002	3,002	–	–

	3,002	3,002	–	–

Liabilities measured at fair value
Derivative financial liabilities – current	(24)	(2)	(4)	(18)

	31 December 2014	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets-current
Private equity funds	13	–	13	–
Corporate wealth management products	48,564	–	48,564	–
Liquidity funds	5,453	5,453	–	–
Derivative financial assets – current	303	96	47	160

	54,333	5,549	48,624	160

Available-for-sale financial assets-non current
Equity investment	3,092	3,092	–	–

	3,092	3,092	–	–

Liabilities measured at fair value
Derivative financial liabilities – current	(316)	(264)	(23)	(29)

44

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used. In these instances, internally developed methodologies are used to determine fair value, which primarily includes extrapolation of observable future prices to similar locations, similar instruments or later time periods. Key inputs are forward price of the underlying commodity, which may be observable or unobservable, discount rate and foreign exchange rates. The derivatives are classified according to the above fair value hierarchy based on the amount of observable inputs used to value the instruments. For derivatives categorised within level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement includes the extrapolation of future price of commodity.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

A reconciliation of changes in the fair value of the derivatives classified as Level 3 for the period ended 30 June 2015 and 2014 is provided below:

Level 3 Reconciliation of derivative financial assets and liabilities, net

	Six months ended 30 June
	2015	2014

Fair value, beginning of period	131	115
Realised gains	154	143
Unrealised gains	6	269
Settlements	(286)	(260)
Exchange difference	–	2

Fair value, end of period	5	269

Items classified in Level 3 are generally economically hedged such that gains or losses on positions classified in Level 3 are often offset by gains or losses on positions classified in Level 1 or Level 2.

45

21.	SUBSEQUENT EVENTS

(i)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located south of Fort McMurray, Alberta. The estimated size of the leak is 5,000 m3 over an area of approximately 16,000 m2 mostly within a compacted pipeline corridor. The affected wells were suspended, and Nexen’s emergency response plan was activated. Cleanup and site remediation are well underway, guided by an Environmental Protection Order issued by the Alberta Energy Regulator. The Emergency Operations Centre has transitioned to Operations Services, who are managing the K1A recovery program. Reasonable estimates for the financial effect of cleanup and remediation of the site cannot be made at this time.

(ii)	On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 oilfield oil spill accidents which occurred in June 2011 (the “Penglai 19-3 Oilfield Oil Spill Accidents”) (the “Claim”). The Claim is lodged against ConocoPhillips China Inc. (a subsidiary of a US based oil company, ConocoPhillips) and CNOOC China Limited (together, the “Defendants”).

The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim.

CNOOC China Limited has engaged PRC lawyers in relation to the Claim and intends to defend the Claim vigorously.

22.	APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2015 were approved and authorised for issue by the Board on 26 August 2015.

46

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF

CNOOC LIMITED

(Incorporated in the Hong Kong Special Administrative Region with limited liability)

Introduction

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 11 to 46 which comprise the interim condensed consolidated statement of financial position as of 30 June 2015 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

26 August 2015

47

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2015, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Executive Directors
Wu Guangqi	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors
Yang Hua	1,610,000	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	1,770,000	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	1,857,000	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

48

	No. of shares	No. of shares			Closing price
	involved in	involved in			per share
	the options	the options			immediately
	outstanding at	outstanding at			before the
	the beginning	the end of	Date of	Exercise period	date of	Exercise
Name of grantee	of the period	the period	grant	of share option*	grant (HK$)	price (HK$)

Other Employees
in Aggregate	24,850,000	24,850,000	31 August 2005	31 August 2005 to 31 August 2015	5.75	5.62
	34,940,000	34,940,000	14 June 2006	14 June 2006 to 14 June 2016	5.30	5.56
	40,576,000	40,576,000	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	49,875,000	49,875,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	62,865,000	62,865,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	75,341,000	75,341,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one-third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

During the six months ended 30 June 2015, no share options granted under the share option schemes of the Company were exercised.

49

Interests in shares

			Approximate
			percentage of total
Name of Director	Nature of interest	Ordinary shares	issued shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%

All the interests stated above represent long positions. As at 30 June 2015, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2015.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2015, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Approximate
			percentage
			of total
		Ordinary shares held	issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly owned subsidiary of OOGC, which is a direct wholly owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

50

All the interests stated above represent long positions. As at 30 June 2015, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued shares of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2002 Share Option Scheme

In June 2002, the Company adopted a share option scheme (the “2002 Share Option Scheme”) for the purposes of recognising the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued shares of the Company from time to time.

51

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options is determined by the Board at their discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares on HKSE as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheets on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in sole discretion of the Board have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12 months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheets on the date of grant.

52

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2015 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2015.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2015, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision A.4.1 and the reason for such deviation.

53

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2015, with the Company’s Code of Ethics and the required standards set out in the Model Code.

54

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the change in information of Directors of the Company during the six months ended 30 June 2015 is set out below:

Name of Director	Details of Changes

Wang Yilin	Resignation as Chairman of the Board and Chairman of the Nomination Committee and non-executive director of the Company with effect from 19 May 2015

Yang Hua	Appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and no longer served as Vice-chairman of the Board with effect from 19 May 2015

Tse Hau Yin, Aloysius	Linmark Group Limited, at which he has been serving as independent non-executive director, has changed its name to Daohe Global Group Limited with effect from 23 June 2015

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

55

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2014, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 14 September 2015 (Monday) to 18 September 2015 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 11 September 2015 (Friday). The interim dividend will be paid on or around 13 October 2015 (Tuesday) to shareholders whose names appear on the register of members on 18 September 2015 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2015 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2015 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 18 September 2015 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2015 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 18 September 2015. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2015 interim dividend after withholding for payment the 10% enterprise income tax.

56

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 11 September 2015 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 18 September 2015. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Zhong Hua

Joint Company Secretary

Hong Kong, 26 August 2015

57

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

58

Exhibit 99.2

（根據公司條例在香港註冊成立的有限責任公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

（股份代碼：00883）

(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

7 September 2015

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of 2015 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Zhong Hua

Joint Company Secretary

Note:    (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國海洋石油有限公司（「本公司」）

–2015中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk），歡迎瀏覽。 請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命

中國海洋石油有限公司

聯席公司秘書

 鐘華

謹啟

2015年9月7日

附註： (1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-07092015-1(21)

59

Request Form申請表格

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

□	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或
□	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或
□	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

"------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

郵寄標籤MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼Freepost No. 37 香港Hong Kong